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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NEVADA CHEMICALS, INC.
(Name of Subject Company)

NEVADA CHEMICALS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

64127C107
(CUSIP Number of Common Stock)

Kevin Davis
9149 S. Monroe Plaza Way, Suite B
Sandy, UT 84070
(801) 984-0228
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)

COPY TO:
Scott Loveless
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, Utah 84111-1537
(801) 532-7840

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the "Schedule 14D-9") previously filed by Nevada Chemicals, Inc., a Utah corporation (the "Company"), with the Securities and Exchange Commission on September 22, 2008, relating to the tender offer commenced by Calypso Acquisition Corp., a Utah corporation and a direct, wholly-owned subsidiary of Cyanco Holding Corp., a Delaware corporation, to purchase all of the outstanding shares of the Company's common stock, par value $0.001 per share, for $13.37 per share, net to the seller in cash, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated September 19, 2008 and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

        The 14th paragraph of section (b) of Item 4 is hereby amended to read as follows:

        On March 10, 2008, Cyanco and a major mining customer located in the Nevada mining region entered into a Memorandum of Understanding with regards to Cyanco supplying sodium cyanide for a number of mines beginning in 2009 and ending in 2013. The Memorandum of Understanding was finalized in a definitive Supply and Services Agreement effective June 13, 2008.

Item 9.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 19, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed with the SEC on September 19, 2008).*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser, filed with the SEC on September 19, 2008).*
(a)(2)(A)	Opinion of Christenberry Collett & Company, Inc. dated September 8, 2008 (included as Annex I to the Schedule 14D-9).*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Joint press release issued by Company and Parent, dated September 5, 2008 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed with the SEC by Company on September 8, 2008).*
(a)(6)	Information Statement of the Company (included as Annex II to the Schedule 14D-9).*
(e)(1)
Agreement and Plan of Merger, dated as of September 5, 2008, by and among Parent, Purchaser and Company (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC by Company on September 8, 2008).*
(e)(2)	Non-disclosure Agreement, dated as of July 11, 2007, by and between Parent and Company.*
(e)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*
Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Bryan Bagley.*
Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*
Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Mr. Garfield Cook.*

Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*
Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*
(e)(4)	Guarantee, dated September 5, 2008 by OCM Principal Opportunities Fund IV, L.P. in favor of the Company.*
(e)(5)	Employment Agreement, dated May 19, 1999, by and between Company and John T. Day.*
(g)	None.

*
Previously filed as exhibits to the Schedule 14D-9.

Information Statement

        The Information Statement attached to the 14D-9 as Annex II is being amended by replacing the last paragraph on Page ii-14 with the following:

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, as well as persons who beneficially own more than ten percent of the Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC"). Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such forms furnished to the Company, we believe that no forms were delinquent or were not filed during the most recent fiscal year or prior years (to the extent not previously disclosed) except as follows: (a) a form 4 reporting the grant of stock options to Garfield Cook was due on April 5, 2006, but was filed on September 24, 2008; (b) a Form 4 reporting the exercise of stock options by Garfield Cook was due on September 8, 2008, but was filed on September 12, 2008; (c) a Form 3 for Garfield Cook was due on March 16, 2003, but was filed on September 12, 2008; (c) a Form 4 or Form 5 reporting the acquisition of Common Stock by John T. Day was due on February 14, 2006, but was filed on July 11, 2008.

        In addition, certain changes have been made to the remainder of the document to correct grammatical and typographical errors.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete, and correct.

NEVADA CHEMICALS, INC.
September 26, 2008	By:	/s/ JOHN T. DAY John T. Day President

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  Item 4. The Solicitation or Recommendation.
  Item 9. Exhibits.
SIGNATURE